================================================================================

    As filed with the Securities and Exchange Commission on October 27, 1999

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
           SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

   [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                   OF 1934

                    For the fiscal year ended April 30, 1999

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from      to

                       Commission file number: 1-10899

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         KIMCO REALTY CORP. 401(k) PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of it principal executive office:

                            KIMCO REALTY CORPORATION
                        3333 NEW HYDE PARK RD, SUITE 100
                             NEW HYDE PARK, NY 11042

================================================================================

KIMCO REALTY CORP. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                     Page

Report of Independent Accountants.................................................     1

Statements of Net Assets Available for Benefits as of April 30, 1999 and 1998.....     2

Statements of Changes in Net Assets Available for Benefits for the fiscal years
ended April 30, 1999 and 1998  ...................................................     3

Notes to Financial Statements.....................................................   4-10

Schedule I - Line 27a - Supplemental Schedule of Assets Held for Investment
Purposes as of April 30, 1999.....................................................    11

Schedule II - Line 27d - Supplemental Schedule of Reportable Transactions
for the year ended April 30, 1999.................................................    12


                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Participants and Administrator of Kimco Realty Corp. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kimco Realty Corp. 401(k) Plan (the "Plan") at April 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions included in pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
September 27, 1999

                        KIMCO REALTY CORP. 401(k) PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             APRIL 30, 1999 AND 1998


                                                      1999                      1998
                                                   -----------               -----------
     Assets

       Investments at fair value:

         Collective trust                          $ 1,667,404               $ 1,320,519
         Mutual funds                                4,634,763                 3,668,680
         Common stock                                1,265,124                 1,055,280

       Loans to participants                           229,889                   188,558

       Contributions receivable:

         Participant                                    70,648                    43,954
         Employer                                       56,397                    28,468
                                                   -----------               -----------
     NET ASSETS AVAILABLE
     FOR PLAN BENEFITS                             $ 7,924,225               $ 6,305,459
                                                   ===========               ===========





   The accompanying notes are an integral part of these financial statements.

                        KIMCO REALTY CORP. 401(k) PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       YEARS ENDED APRIL 30, 1999 AND 1998


                                                        1999           1998
                                                     -----------    -----------

Additions to net assets:

  Contributions:

    Participants' salary deferral                    $   588,571    $   410,537
    Employer matching of salary
    deferral                                             396,784        262,464
    Participants' rollover                               147,795         58,578
    Transfers in from Price REIT                         923,642              -
                                                     -----------    -----------

                                                       2,056,792        731,579
                                                     -----------    -----------

  Investment income:

    Net (depreciation) appreciation
    in fair value of investments                        (360,093)       557,838
    Interest and dividends                               300,365        350,832
                                                     -----------    -----------

                                                         (59,728)       908,670
                                                     -----------    -----------

  Other receipts and credits                               2,973              -
                                                     -----------    -----------

    Total additions                                    2,000,037      1,640,249
                                                     -----------    -----------

Deductions from net assets:

  Benefits paid to participants                         (378,283)      (577,386)
  Other disbursements                                     (2,988)        (7,205)
                                                     -----------    -----------

    Total deductions                                    (381,271)      (584,591)
                                                     -----------    -----------

    Net increase                                       1,618,766      1,055,658

Net assets available for plan
benefits:
  Beginning of year                                    6,305,459      5,249,801
                                                     -----------    -----------

  End of year                                        $ 7,924,225    $ 6,305,459
                                                     ===========    ===========




   The accompanying notes are an integral part of these financial statements.

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN:

     The following description of the Kimco Realty Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General - The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the "Company") who have completed one year of service and are age eighteen or older. The Plan was last amended on July 1, 1994 to comply with the Tax Reform Act of 1986 and subsequent legislation. Eligible employees may elect to participate in the Plan on the first day of the month, after their first year of service. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Merger - Effective March 1, 1999 the TRS of Price REIT, Inc. ("Price REIT 401(k) Plan") was merged into and became part of the Plan. Each individual who was a participant in the Price REIT 401(k) Plan became a participant in the Plan.

     Contributions - Each year, participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. A participant's total contributions may not exceed an amount determined by the Internal Revenue Service each calendar year ($10,000 in 1999 and 1998, respectively, and $9,500 in 1997). The participants may change their percentage contribution election monthly. The Company matches participants' contributions annually up to 5% of base compensation subject to IRS limitations. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company's board of directors annually. No discretionary contribution payments were made for the fiscal years ended April 30, 1999 and 1998. All Company contributions are invested based upon participant account elections.

     Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.

     Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

     Investment options - Upon enrollment in the Plan, participants may direct their contributions into any one of the following fourteen investment options for the fiscal year ended April 30, 1999 and six investment options for the fiscal year ended April 30, 1998.

     Year ended April 30, 1999
     -------------------------

         1)   Merrill Lynch Corporate Bond Fund, Inc.

         2)   Merrill Lynch S&P 500 Index Fund

         3)   Merrill Lynch Basic Value Fund, Inc.

         4)   Merrill Lynch Capital Fund, Inc.

         5)   Merrill Lynch Fundamental Growth Fund

         6)   Merrill Lynch Global Allocation Fund, Inc.

         7)   Merrill Lynch Retirement Preservation Trust

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                 (continued)


         8)   Merrill Lynch Growth Fund

         9)   Alliance Premiere Growth Fund

         10)  AIM Blue Chip Fund

         11)  AIM International Equity Fund

         12)  Massachusetts Investors Trust

         13)  MFS Emerging Growth Fund

         14)  Kimco Realty Corporation - Common Stock


  Year ended April 30, 1998
  -------------------------

         1)   Merrill Lynch Corporate Bond Fund, Inc.

         2)   Merrill Lynch Capital Fund, Inc.

         3)   Merrill Lynch Global Allocation Fund, Inc.

         4)   Merrill Lynch Retirement Preservation Trust

         5)   Merrill Lynch Growth Fund

         6)   Kimco Realty Corporation - Common Stock

     Participants may change their investment options daily.

     Loans to Participants - Participants may borrow from their fund accounts, an amount aggregating the lesser of 50% of the total account balance or $50,000. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 0.5%. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstance. The interest rate for loans outstanding at April 30, 1999 and 1998 ranged from 8.25% to 9%.

     Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, provided the participant's account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.   SUMMARY OF ACCOUNTING POLICIES:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles ("GAAP").



     Estimates
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                 (continued)

     amounts of net assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     Mutual fund, common stock investments and collective trusts are stated at fair market value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

3.   ASSETS HELD FOR INVESTMENT PURPOSES:

     Merrill Lynch serves as trustee of the plan. The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at April 30, 1999 and 1998:

                                                                            1999         1998
                                                                            ----         ----
          Merrill Lynch Corporate Bond Fund, Inc.                        $  673,429   $  591,712
          Merrill Lynch S&P 500 Index Fund                               $  757,683            -
          Merrill Lynch Capital Fund, Inc.                               $  909,704   $1,037,096
          Merrill Lynch Fundamental Growth Fund                          $  539,073            -
          Merrill Lynch Global Allocation Fund, Inc.                              -   $  328,699
          Merrill Lynch Retirement Preservation Trust                    $1,667,404   $1,320,519
          Merrill Lynch Growth Fund                                      $  768,389   $1,711,173
          Kimco Realty Corporation Common Stock                          $1,265,124   $1,055,280


4.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

5.   TAX STATUS:

     The Plan has received a favorable determination letter, dated June 24, 1998, from the Internal Revenue Service that the Plan qualifies under
     Section 401 (a) of the Internal Revenue Code and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).

6.   RELATED PARTY TRANSACTIONS:

     All administrative expenses and accounting fees of the Plan are paid by the Company. Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. The following investment funds are sponsored by the Trustee:

          Merrill Lynch Corp Bond Fund, Inc.
          Merrill Lynch S&P Index Fund
          Merrill Lynch Basic Value Fund, Inc.
          Merrill Lynch Capital Fund, Inc.
          Merrill Lynch Fundamental Growth Fund
          Merrill Lynch Global Allocation Fund, Inc.
          Merrill Lynch Retirement Preservation Trust
          Merrill Lynch Growth Fund

                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                    (continued)

     In addition, investments are made in Kimco Realty Corporation common stock.



7.   RECONCILIATON BETWEEN FINANCIAL STATEMENTS AND FORM 5500:

     At April 30, 1999 and 1998, net assets available for plan benefits as reported in the Form 5500 were less than net assets reported in the financial statements because the financial statements included an asset for contributions receivable in the amount $127,045 and $72,422, respectively, which were not included in Form 5500.


8.   NET ASSETS BY FUND:

Net assets of the Plan by fund as of April 30, 1999 are as follows:


                                          Kimco Realty     Merrill Lynch     Merrill Lynch      Merrill Lynch   Merrill Lynch
                                          Corporation           S&P           Basic Value       Capital Fund,    Corp. Bond,
                                          Common Stock      Index Fund           Fund               Inc.         Fund, Inc.

Investments held by Trustee:

   Collective trust
   Mutual funds                                              $757,683          $200,655           $909,704        $673,429
   Common stock                            $1,265,124
   Loans to participants

                                           ----------        --------          --------           --------        --------

                                            1,265,124         757,683           200,655            909,704         673,429

   Contributions receivable                    14,264          24,521             4,792             12,438          10,882


                                           ----------        --------          --------           --------        --------
Net assets available for
   benefits                                $1,279,388        $782,204          $205,447           $922,142        $684,311
                                           ==========        ========          ========           ========        ========


Net assets of the Plan by fund as of April 30, 1999 are as follows:
(Continued)


                                                           Merrill Lynch     Merrill Lynch
                                          Merrill Lynch        Global          Retirement                           AIM
                                           Fundamental      Allocation,       Presentation      Merrill Lynch     Blue Chip
                                           Growth Fund       Fund, Inc.          Trust           Growth Fund        Fund

Investments held by Trustee:

   Collective trust                                                           $1,667,404
   Mutual funds                              $539,073        $285,906                             $768,389        $301,491
   Common stock
   Loans to participants

                                           ----------        --------          --------           --------        --------

                                              539,073         285,906          1,667,404           768,389         301,491

   Contributions receivable                    35,111           8,354             14,573                 -           1,214


                                           ----------        --------          --------           --------        --------
Net assets available for
   benefits                                  $574,184        $294,260         $1,681,977          $768,389        $302,705
                                           ==========        ========         ==========          ========        ========




Net assets of the Plan by fund as of April 30, 1999 are as follows:
(Continued)

                                             AIM             Massachusetts          MFS           Alliance
                                        International          Financial         Emerging          Premier
                                         Equity Fund        Investors Trust     Growth Fund      Growth Fund   Loan Fund    Total


Investments held by Trustee:

   Collective trust                                                                                                       $1,667,404
   Mutual funds                            $15,164             $40,349           $114,903          $28,017                 4,634,763
   Common stock                                                                                                            1,265,124
   Loans to participants                                                                                       $229,889      229,889



                                           -------             -------           --------          -------     --------   ----------
                                            15,164              40,349            114,903           28,017      229,889    7,797,180

   Contributions receivables                     9                 199                289              399            -      127,045
                                           -------             -------           --------          -------     --------   ----------


Net assets available for
    benefits                               $15,173             $40,548           $115,192          $28,416     $229,889   $7,924,225
                                           =======             =======           ========          =======     ========   ==========


                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                    (continued)


Net assets of the plan by fund as of April 30, 1998 are as follows:

                                                                                                                  Merrill Lynch
                                          Kimco Realty                                          Merrill Lynch      Retirement
                                          Corporation      Merrill Lynch     Merrill Lynch    Global Allocation    Prevention
                                          Common Stock     Capital Fund   Corporate Bond Fund          Fund             Trust

Investments held by Trustee:

    Collective trust                                                                                               $1,320,519
    Mutual funds                                            $1,037,096          $591,712          $328,699
    Common stock                           $1,055,280
    Loans to participants


                                           ----------       ----------          --------          --------         ----------


                                            1,055,280        1,037,096           591,712           328,699          1,320,519

    Contributions receivable                   15,990           14,318             5,639             5,955              8,123



                                           ----------       -----------         --------          --------         ----------

Net assets available for
    benefits                               $1,071,270       $1,051,414          $597,351          $334,654         $1,328,642
                                           ==========       ==========          ========          ========         ==========



Net assets of the plan by fund as of April 30, 1998 are as follows:
(Continued)



                                          Merrill Lynch
                                          Growth  Fund      Loan Fund    Total

Investments held by Trustee:

    Collective trust                                                   $1,320,519
    Mutual funds                           $1,711,173                   3,668,680
    Common stock                                                        1,055,280
    Loans to participants                                   $188,558      188,558



                                           ----------       --------   ----------


                                            1,711,173        188,558    6,233,037
    Contributions receivable                   22,397                      72,422


                                           ----------       --------   ----------

Net assets available for
    benefits                               $1,733,570       $188,558   $6,305,459
                                           ==========       ========   ==========


                         KIMCO REALTY CORP. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                    (continued)


9.       INVESTMENT FUND CHANGE:

A summary of changes in plan assets by fund for the year ended April 30, 1999 are as follows:



                                          Kimco Realty     Merrill Lynch     Merrill Lynch                      Merrill Lynch
                                          Corporation        S&P 500          Basic Value       Merrill Lynch   Corporate Bond
                                          Common Stock      Index Fund           Fund           Capital Fund         Fund

Plan assets at April 30, 1998             $ 1,071,270       $       -        $        -         $1,051,414        $597,351

Additions:

   Participants' salary deferral               89,267          68,830            18,430             88,104          39,338
   Employer matching                           59,504          45,589            11,178             59,143          27,602
   Participants' rollover                       8,081          28,409             3,371             13,796             265
   Transfers-in                                     -               -            50,993             87,663          56,849
   Loan repayments                             11,334           3,400               184              6,042             653
   Interest and dividends                      75,113          10,278             1,006             61,170          37,123
   Other receipts/credits                          63           1,244               596                 43               -
   Net appreciation (depreciation)
    In fair value of investments               75,287          44,193            23,367            (24,685)         (5,296)
                                          -----------        --------          --------         ----------        --------

   Total additions                            318,649         201,943           109,125            291,276         156,534
                                          -----------        --------          --------         ----------        --------

Deductions:

   Benefits paid to participants              (48,407)        (12,000)             (219)           (99,699)        (44,306)
   Other disbursements                            (63)              -                 -               (635)           (285)
   Loans                                      (11,518)              -                 -            (14,621)              -
                                          -----------        --------          --------         ----------        --------

   Total deductions                           (59,988)        (12,000)             (219)          (114,955)        (44,591)

                                          -----------        --------          --------         ----------        --------

   Transfers between funds                    (50,543)        592,261            96,541           (305,593)        (24,983)
                                          -----------        --------          --------         ----------        --------

Plan assets at April 30, 1999             $ 1,279,388        $782,204          $205,447         $  922,142        $684,311
                                          ===========        ========          ========         ==========        ========



A summary of changes in plan assets by fund for the year ended April 30, 1999 are as follows:
(Continued)


                                                           Merrill Lynch     Merrill Lynch
                                          Merrill Lynch        Global          Retirement                           AIM
                                           Fundamental      Allocation       Presentation      Merrill Lynch     Blue Chip
                                           Growth Fund          Fund            Trust           Growth Fund        Fund

Plan assets at April 30, 1998                $      -      $  334,654         $1,328,642        $1,733,570       $       -

Additions:

   Participants' salary deferral               47,588          42,888             65,837           126,975             788
   Employer matching                           29,546          29,551             49,062            84,813             426
   Participants' rollover                       4,699           5,937             82,386               851               -
   Transfers-in                                92,264               -            169,029                 -         237,372
   Loan repayments                                129           2,897             19,253            11,777               -
   Interest and dividends                         836          35,629             52,584            23,212               -
   Other receipts/credits                         832              48                 72                75               -
   Net appreciation (depreciation)
    In fair value of investments               37,793         (18,040)            25,798          (543,163)         16,947
                                             --------      ----------         ----------        ----------       ---------

   Total additions                            213,687          98,910            464,021          (295,460)        255,533
                                             --------      ----------         ----------        ----------       ---------

Deductions:

   Benefits paid to participants                 (473)         (5,464)           (71,999)          (93,655)              -
   Other disbursements                              -            (335)            (1,182)             (488)              -
   Loans                                            -          (3,556)           (31,062)          (27,949)              -
                                             --------      ----------         ----------        ----------       ---------

   Total deductions                              (473)         (9,355)          (104,243)         (122,092)              -
                                             --------      ----------         ----------        ----------       ---------

   Transfers between funds                    360,970        (129,949)            (6,443)         (547,629)         47,172
                                             --------      ----------         ----------        ----------       ---------

Plan assets at April 30, 1999                $574,184      $  294,260         $1,681,977        $  768,389       $ 302,705
                                             ========      ==========         ==========        ==========       =========





A summary of changes in plan assets by fund for the year ended April 30, 1999 are as follows:
(Continued)


                                             AIM             Massachusetts          MFS           Alliance
                                        International          Financial         Emerging          Premier
                                         Equity Fund        Investors Trust     Growth Fund      Growth Fund   Loan Fund    Total



Plan assets at April 30, 1998             $      -            $      -           $      -         $      -     $188,558  $6,305,459

Additions:

   Participants' salary deferral                 9                 125                145              247            -     588,571
   Employer matching                             -                  74                144              152            -     396,784
   Participants' rollover                        -                   -                  -                -            -     147,795
   Transfers-in                             30,545              40,004            123,916           29,854        5,153     923,642

   Loan repayments                               -                   -                  -                -      (55,669)          -
   Interest and dividends                        -                 273                  -                -        3,141     300,365
   Other receipts/credits                        -                   -                  -                -            -       2,973
   Net appreciation (depreciation)
    In fair value of investments             1,957               2,071              2,511            1,167            -    (360,093)
                                          --------            --------           --------         --------     --------  ----------

   Total additions                          32,511              42,547            126,716           31,420      (47,375)  2,000,037
                                          --------            --------           --------         --------     --------  ----------


Deductions:

   Benefits paid to participants                 -                   -             (1,098)            (963)           -    (378,283)
   Other disbursements                           -                   -                  -                -            -      (2,988)
   Loans                                         -                   -                  -                -       88,706           -
                                          --------            --------           --------         --------     --------  ----------
   Total deductions                              -                   -             (1,098)            (963)      88,706    (381,271)
                                          --------            --------           --------         --------     --------  ----------


   Transfers between funds                 (17,338)             (1,999)           (10,426)          (2,041)           -           -
                                          --------            --------           --------         --------     --------  ----------


Plan assets at April 30, 1999             $ 15,173            $ 40,548           $115,192         $ 28,416     $229,889  $7,924,225
                                          ========            ========           ========         ========     ========  ==========



A summary of changes in  plan assets by fund for the year ended April 30, 1998 are as follows:

                                    Kimco                                  Merrill       Merrill
                                    Realty       Merrill      Merrill       Lynch         Lynch
                                 Corporation      Lynch        Lynch       Global       Retirement
                                    Common       Capital     Corporate    Allocation   Preservation
                                    Stock          Fund      Bond Fund       Fund          Trust

Plan assets at April 30, 1997   $  771,654    $  889,326    $ 648,317    $ 205,238      $1,005,420

Additions:

   Participants' salary
     deferral                       75,643        81,439       32,591       34,101          51,274
   Employer matching                48,964        52,920       20,604       21,352          36,701
   Participants'
     rollover                            -             -            -       29,289               -
   Loan repayments                  21,538        27,456       14,166        4,627          21,979
   Interest and                     47,566        75,926       34,863       35,008               -
     dividends
   Net appreciation
     (depreciation)
     In fair value of
       investments                 154,927       146,573       17,166        6,782          66,243
                                ----------    ----------    ---------    ---------      ----------

   Total additions                 348,638       384,314      119,390      131,159         176,197
                                ----------    ----------    ---------    ---------      ----------

Deductions:

   Benefits paid to
     participants                  (38,666)     (254,241)     (175,688)     (2,138)        (63,323)
   Other disbursements                (268)       (1,594)         (55)        (569)
   Loans                            (8,209)      (12,390)      (1,979)      (1,055)         (4,241)
                                ----------    ----------    ---------    ---------      ----------

   Total deductions                (47,143)     (268,225)    (177,722)      (3,762)        (67,564)
                                ----------    ----------    ---------    ---------      ----------

   Transfers between funds          (1,879)       45,999        7,366        2,019         214,589
                                ----------    ----------    ---------    ---------      ----------

Plan assets at April 30, 1998   $1,071,270    $1,051,414    $ 597,351    $ 334,654      $1,328,642
                                ==========    ==========    =========    =========      ==========


A summary of changes in  plan assets by fund for the year ended April 30, 1998 are as follows:
(Continued)

                                   Merrill
                                    Lynch
                                    Growth
                                     Fund       Loan Fund         Total

Plan assets at April 30, 1997     $1,482,676    $ 247,170      $5,249,801

Additions:

   Participants' salary
     deferral                        135,489                      410,537
   Employer matching                  81,923                      262,464
   Participants'
     rollover                         29,289                       58,578
   Loan repayments                    29,653     (119,419)              -
   Interest and
     dividends                       141,047       16,422         350,832
   Net appreciation
     (depreciation)                                                     -
     In fair value of
       investments                   166,147                      557,838
                                  ----------    ---------      ----------

   Total additions                   583,548     (102,997)      1,640,249
                                  ----------    ---------      ----------

Deductions:

   Benefits paid to
     participants                    (43,330)                    (577,386)
   Other disbursements                (4,719)                      (7,205)
   Loans                             (16,511)      44,385               -
                                  ----------    ---------      ----------

   Total deductions                  (64,560)      44,385        (584,591)
                                  ----------    ---------      ----------

   Transfers between funds          (268,094)                           -
                                  ----------    ---------      ----------

Plan assets at April 30, 1998     $1,733,570    $ 188,558      $6,305,459
                                  ==========    =========      ==========

Schedule I
                         Kimco Realty Corp. 401(k) Plan
           Line 27a - Schedule of Assets Held for Investment Purposes


                                                  April 30, 1999

 Identity                  Description of Investment                Shares              Cost           Current Value
---------------------     ----------------------------------    ----------------    -------------     ----------------

Collective Trusts:
   Merrill Lynch*         Retirement Preservation Trust          1,667,404          $1,667,404         $1,667,404

Mutual Funds:
   Merrill Lynch*         Fundamental Growth FD Class D             23,769             501,999           539,073
   AIM                    Blue Chip Fund Class A                     6,840             284,966           301,491
   Merrill Lynch*         S&P 500 Index Class A                     45,534             709,970           757,683
   AIM                    International Equity Fund                    804              14,191            15,164
   Alliance               Premiere Growth Fund                         860              26,950            28,017
   Massachusetts          Investors Trust                            1,934              38,323            40,349
   Financial
   MFS                    Emerging Growth Fund Class A               2,600             111,938           114,903
   Merrill Lynch*         Basic Value Fund Class D                   4,725             176,400           200,655
   Merrill Lynch*         Capital Fund Class D                      24,667             778,085           909,704
   Merrill Lynch*         Corp Bond Fund Invst Grade Class D        59,177             681,157           673,429
   Merrill Lynch*         Global Allocation Fund Class D            19,623             247,276           285,906
   Merrill Lynch*         Growth Fund Class D                       39,669             770,734           768,389

Common Stock:
   Kimco Realty           Common Stock                              32,232             973,309         1,265,124
   Corporation*

Loans to Participants:
                         Participant Loans at prime plus 0.5%          N/A             229,889           229,889



* Denotes a party-in-interest.

Schedule II
                                          Kimco Realty Corp. 401(k) Plan
                                  Line 27d - Schedule of Reportable Transactions


                                             Year ended April 30, 1999

                                                                            Expense
 Identity                                                                   Incurred
 of Party                            Purchase        Selling     Lease        with                          Net Gain or
 Involved   Description of Asset       Price          Price      Rental    Transaction   Cost of Assets         Loss
 --------   --------------------   -------------      -----      ------    -----------   --------------         ----
Kimco*     Common Stock            $1,312,434.20                                         $1,312,434.20
Kimco*     Common Stock               317,405.44   $333,170.95                              317,405.44      $15,765.51
Merrill    Retirement               1,996,734.79                                          1,996,734.79
Lynch*     Preservation Trust
Merrill    Retirement                 329,330.30    329,330.30                              329,330.30
Lynch*     Preservation Trust
Merrill    Fundamental Growth         517,783.19                                            517,783.19
Lynch*
Merrill    Fundamental Growth          15,794.62     17,173.31                               15,794.62        1,378.69
Lynch*
AIM        Blue Chip Fund             299,502.31                                            299,502.31
AIM        Blue Chip Fund              14,536.32     14,959.11                               14,536.32          422.79
Merrill    ML S&P500 Index            721,970.06                                            721,970.06
Lynch*
Merrill    ML S&P500 Index             11,999.96     11,999.95                               11,999.96            -.01
Lynch*
AIM        International Equity        16,353.98     17,338.04                               16,353.98          984.06
           Fund
Alliance   Premier Growth Fund          2,903.44      3,004.33                                2,903.44          100.89
Mass       Mass. Investors Trust       40,276.15                                             40,276.15
Investors
Mass.      Mass. Investors Trust        1,952.66      1,998.67                                1,952.66           46.01
Investors
MFS        Emerging Growth Fund        11,977.16     11,524.65                               11,977.16         -452.51
Merrill    Basic Value Fund           189,018.10                                            189,018.10
Lynch*
Merrill    Basic Value Fund            12,618.19     13,679.04                               12,618.19        1,060.85
Lynch*
Merrill    Capital Fund             1,127,397.95                                          1,127,397.95
Lynch*
Merrill    Capital Fund               349,312.57    389,654.94                              349,312.57       40,342.37
Lynch*
Merrill    Corp Bond Fund             742,546.11                                            742,546.11
Lynch*     Investment Grade
Merrill    Corp Bond Fund              61,441.99     61,417.26                               61,441.99          -24.73
Lynch*     Investment Grade
Merrill    Global Allocation Fund     385,968.26                                            385,968.26
Lynch*
Merrill    Global Allocation Fund     138,692.22    146,925.56                              138,692.22        8,233.34
Lynch*
Merrill    Growth Fund              1,237,984.23                                          1,237,984.23
Lynch*
Merrill    Growth Fund                467,249.78    493,043.18                              467,249.78       25,793.40
Lynch*
N/A*       Loan Fund                  271,213.66                                            271,213.66
N/A*       Loan Fund                   41,324.54     41,324.54                               41,324.54

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th day of October 1999.

                                            Kimco Realty Corp. 401(k) Plan,
                                            as Administrator


                                            By: /s/ Michael V. Pappagallo
                                                -------------------------
                                                Michael V. Pappagallo
                                            Its Chief Financial Officer

                       Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60050) of Kimco Realty Corporation of our report dated September 27, 1999 relating to the financial statements, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
New York, NY
October 27, 1999